EXHIBIT 99.1

Yamana Gold Announces Completion of $162.5 Million Sale of Exploration Properties, and Filing of Technical Reports for Chapada and El Peñón

TORONTO, March 29, 2018 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI) (NYSE:AUY) (“Yamana” or the “Company”) is pleased to announce it has completed the previously announced sale of its 50% indirect interest in certain jointly owned exploration properties of the Canadian Malartic Corporation for cash proceeds of $162.5 million.  The sale did not affect the Canadian Malartic mine and related assets including Odyssey, East Malartic, Midway, and East Amphi.

The Company is also providing notice that a National Instrument 43-101 technical report has been filed with Canadian securities regulators for each of the Chapada mine in Brazil and the El Peñón mine in Chile.  The new technical reports support the scientific and technical information related to Chapada and El Peñón, respectively, contained in the Company’s annual information form filed concurrently with such reports.

The technical reports are available under Yamana’s profile on www.sedar.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com